FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Webcast presentation of January-September 2010 results.

ACTIVITY AND RESULTS January-September 2010 28 October 2010

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda ? Grupo Santander basic ideas 9M’10 ? 9M’10 Results – Group – Business areas ? Conclusions ? Appendix

Summary January-September 2010 12 Solid profit Strong balance generation sheet 34 Strengthening our High shareholder position in core remuneration markets

1 Solid profit generation In Q3’10 solid generation of RECURRENT EARNINGS before one-off from Bank of Spain’s (BoS) regulation changes on provisions Group’s quarterly attributable profit Group’s attributable profit EUR million EUR million 2,423 6,740 -9.8% 6,552 2,221 2,202 2,215 2,230 2,096 2,107 6,080 1,635 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 9M’09 9M’10 Impact from the application of Bank of Spain’s new Circular 3/2010: — EUR 472 million net of taxes. Recurrent EPS* was EUR 0.2429 in Q3’10 and EUR 0.7555 in 9M’10 (*) Considering provision from the application of Bank of Spain’s new Circular 3/2010: EPS Q3’10: 0.1884 ; EPS 9M’10: 0.7010

1 Solid profit generation backed by our diversification advantage which allows growth in a high percentage of the Group Mature markets Emerging markets Continental Europe Brazil EUR million Constant US$ mill.; continued operations Recurring profit* 9M’10 3,974 3,647 +25.8% 3,225 2,563 In EUR -20.1% 3,175 9M’09 9M’10 9M’09 9M’10 SAN network + Banesto Impact due to BoS’ Circular 3/2010 17% Global Europe 25% Emerging markets Restructuring mature 9% markets (UK+Sov.) SCF+ Latam ex-Brazil** Portugal Constant US$ million Constant EUR million 11% 17% +38.3% 1,825 +13.8% 1,840 18% 1,616 1,320 3% UK SOV. 9M’09 9M’10 9M’09 9M’10 (*) Over operating areas 9M’10 attributable profit (**) Excluding discontinued operations from Venezuela

1 Solid profit generation 7 Conservative application of Bank of Spain’s Circular 3/2010* on provisions: one-off impact fully charged against profits Impact on provisions Impact on attributable profit by unit by unit EUR billion EUR billion ? Total impact on provisions 693 ??Impact net of taxes 472 • SAN network 402 • SAN network 293 • Banesto 178 • Banesto 112 • SCF 26 · SCF 18 • Spain other 87 • Spain other 49 (GBM, Banif) (GBM, Banif) Generic provisions were not released to offset the larger provisions (*) Bank of Spain’s Circular 3/2010 (unification of calendars on provisions for doubtful loans and foreclosures)

Impact of regulation changes on provisions. Circular 3/2010 BoS (entry into force 30.09.2010) Establishes a single calendar with shorter terms: negative impact on results Circular 3/2010 BoS. Calendar Previous calendar Up to 6 months 25% Depending on the case, 100% of provisions were 6 – 9 months 50% reached: 9 – 12 months 75% Unsecured lending 2 years Over 12 months 100% Secured lending: – Finished housing with risk In all cases, 100% of the needed <80% of appraisal 6 years provisions have to be reached in twelve months – Other 2 years

Impact of regulation changes on provisions. Circular 3/2010 BoS (entry into force 30.09.2010) Broader range of guarantees considered: positive impact on results Circular 3/2010 BoS. GuaranteesPrevious guarantees Primary residence 80% Primary residence Rural land dedicated to Rural land dedicated to farming and offices farming and offices 70% and premises 70% and premises Remaining finished _____ Remaining finished housing in stock 60% housing in stock Land and real estate _____ Land and real estate development 50% development 0% The value of the guarantees will be the lower of the registered purchased price and the current appraisal value

Impact of regulation changes on provisions. Circular 3/2010 BoS (entry into force 30.09.2010) Real estate assets: establishing a calendar for write-downs of real estate foreclosures impact on results depending on previous situation of each entity Circular 3/2010 BoS. Calendar At the time of foreclosure 10% 12 months 20% 24 months 30% It can be replaced by an updated appraisal limited to 20%

Impact of regulation changes on provisions.
Circular 3/2010 BoS (entry into force 30.09.2010)

11

Applying general rule on Grupo Santander

EUR million

■ **Increase in loan-loss provisions**	**-693**
➢ Increase provisions by calendar	-965
➢ Release by guarantee	+272
■ **Release in real estate assets provisions**	**+725**
Provisions release	**+32**
Net impact on profit after taxes	**+22**

Conservative criteria applied by Grupo Santander

EUR million

■ **Increase in loan-loss provisions**	**-693**
➢ Increase provisions by calendar	-965
➢ Release by guarantee	+272
■ **Release in real estate assets provisions**	**+0**
Provisions increase	**-693**
Net impact on profit after taxes	**-472**

Santander

2 Strong balance sheet. Risk management Good performance of NPLsentri es and risk premium in the Group and in the main units Net NPLs entries*. Group’s total _____ Risk premium**. Group’s total EUR billion _____ Percentages 5.3 2.5 2.5 4.9 2.2 2.2 2.1 4.3 4.2 1.9 1.9 3.5 3.9 1.7 3.4 3.41.3 2.8 2.9 2.3 1.0 0.8 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Mar’08 Jun Sep Dec Mar’09 Jun Sep Dec Mar’10 Jun Sep Net NPLs entries*. Main units _____ Risk premium**. Main units Base 100: Jan-Sep 2009 Percentages SAN + Bto _____ SCF _____ UK _____ Latam _____ SAN + Bto _____ SCF _____ UK _____ Latam 100 100 100 100 4.2 92 5.1 2.7 3.9 78 2.0 71 1.7 31 1.2 0.5 Sp’09 Sp’10 Sp’09 Sp’10 Sp’09 Sp’10 Sp’09 Sp’10 Sp’09 Sp’10 Sp’09 Sp’10 Sp’09 Sp’10 Sp’09 Sp’10 (*) Excluding perimeter and exchange rate impact (**) Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

2 Strong balance sheet. Risk management 13 NPL RATIO stabilising at Group level, with NPLs under control or on a downward trend in all units, Group _____ Continental Europe % %Spain _____ SCF 3.24 3.343.37 3.42 5.46 3.03 5.39 5.23 3.71 3.885.12 5.13 3.41 3.59 2.98 Sep’09 Dec Mar’10 Jun _____ Sep _____ Sep’09 Dec Mar’10 Jun Sep Sep’09 Dec Mar’10 Jun Sep United Kingdom and USA _____ Latam % UKSOV _____ % Brazil _____ ex-Brazil 5.35 5.27 5.14 5.11 5.09 5.04 5.01 4.97 4.824.803.11 2.96 3.09 3.02 3.11 1.87 1.84 1.711.76 1.65 Sep’09 Dec Mar’10 Jun Sep Sep’09 Dec Mar’10 Jun Sep _____ Sep’09 Dec Mar’10 Jun Sep Sep’09 Dec Mar’10 Jun Sep

2 Strong balance sheet. Risk management 14 increasing COVERAGE in the Group and in the main units Group _____ Continental Europe % % Spain _____ SCF 75 75 74 122 73 73111 73 108 67 68646597 92 Sep’09 Dec Mar’10 Jun SepSep’09 Dec Mar’10 Jun Sep Sep’09 Dec Mar’10 Jun Sep United Kingdom and USALatam % % UK _____ SOVBrazilex-Brazil 72 120 119 122 121 99 100113 48 68679898 44 41426495 40 62 Sep’09 Dec Mar’10 Jun Sep Sep’09 Dec Mar’10 Jun Sep _____ Sep’09 Dec Mar’10 Jun Sep Sep’09 Dec Mar’10 Jun Sep

15

2 Strong balance sheet. Liquidity management

Comfortable LIQUIDITY position: in Q3'10 further increase in deposits and the issues plan forecasted for 2010 completed

Increase in absolute balances and …

Var. Dec.'09 / Sep'10

	EUR billion
Customer deposits	+94.3
M/L term issues (w/o sec.)*	+28.7
Captured	**+123.0**
Loans	+33.1
Maturity** M/L term debt (Q4'10 + 2011 + 2012)	+63.3

… improved liquidity ratios

Loans / Deposits (%)


150
135
119
Dec'08
Dec'09
Sep'10

Dep.+ M/L term financing / Loans (%)


107
107
113
Dec'08
Dec'09
Sep'10

Furthermore, over EUR 100 bill. available at central banks

(*) Moreover, in 9M'10 securitisations issued and placed in the market: EUR 12.2 billion

(**) Q4'10: 6.7 Bill.; 2011: 27.4 Bill.; 2012: 29.2 Bill.

Santander

2 Strong balance sheet. Capital management Core capital 8.6% 8.6% 8.5% 7.5% 6.3% The Group has very solid capital ratios, appropriate for our business model Dec’07 Dec’08 Dec’09 Jun’10 Sep’10 and risk profile Note: Dec’07 under BIS I Main impacts in Q3’10: Organic capital generation: +13 b.p. which put Santander in a BoS’ circular one-off impact-8 b.p. comfortable position to Purchase of minority -34 b.p.meet BIS III requirements interests in Mexico Other impact (Brazil disposals, USA portfolios ) +15 b.p.

3 High shareholder remuneration Maintaining our dividend pay-out policy backed by solid profits and capital strength Remuneration by share Total expected 0.222remuneration for the year 2010 0.135 0.135 0.120 0.123 0.119 EUR 0.60 per share (1) (1) 1st09 2nd09 3rd09 4th09 1st10 2nd10 (1) Santander Dividendo Elección

3 High shareholder remuneration 18 Santander offers high shareholder return in the short, medium and long term Greater return per dividend _____ Greater total shareholder return (yield)* (TSR)** Difference in p.p. Sep. 2010 (12M) Avg. ‘08-’09-’10 12 months _____ CAGR 3 years 6.9% +18 p.p. 6.2% +9 p.p. +9 p.p. 2.4% 2.6% +1 p.p. Santander _____ Peers avg. Santander _____ Peers avg. o/ peers _____ o/ Euro Stoxx _____ o/ peers _____ o/ Euro Stoxx Banks _____ Banks (*) Yield Sep.’10: last 12 months over current share price (14/10/2010). Yield 2008 and 2009 over year-end. Data from Bloomberg (**) TSR 12 months and TSR 3 years (30/09/2010). Data from Bloomberg (*) “Peer Group” are 16 large banks that because of their size, characteristics and/or degree of direct competition are the referenced group to outperform: BNP, HSBC, ISP, Wells Fargo, Itaú, JPMorgan, Mitsubishi, Nordea, RBC, SG, UBS, BBVA, Unicredit, Credit Suisse, Standard Chartered, ING.

4 Better strategic positioning Strengthening our position in CORE MARKETS, in order to optimise the business portfolio Mature markets Increasing market share as a result of restructuring processes: – Germany (SEB) – United Kingdom (RBS branches) – USA (SCF portfolios) Emerging / high growth markets Strengthening presence: – Poland (BZ WBK) – Mexico (minority interests)

4 Better strategic positioning 20

… and boosting organic growth in mature markets

Spain

Focus on:
- deposits (campaign)
- launching of Santander Select

Deposits market share


%
14.4
16.5
Dec'09
Aug'10

Transactional banking share (SNCE)*


% SAN network + Banesto market share
15.8
15.6
15.7
16.8
2007
2008
2009
Jn-Ag10

United Kingdom

Focus on:
- SME / companies
- boost in Santander Cards

SMEs market share**


%
2.3
3.4
Dec'08
Sep'10

Cards market share**


%
1.2
4.5
Dec'08
Sep'10

Bank account share**


%
8.4
9.2
Dec'08
Sep'10

(*) By debits amount (only issued), transfers, cheques and commercial bills discounted-paid made by the National System for Electronic Compensation (Sistema Nacional de Compensación Electrónica)
(**) Based on market estimates of Santander UK

Santander

4 Better strategic positioning 21

… and boosting organic growth in emerging markets

Brazil

Focus on:
- payroll loans
- mortgages
- cards (issuer / acquirer)

Faster growing loans

Var Sep'10 / Sep'09


+41%
+31%
+26%
Payrolls*
Mortgages
Cards

Penetration in card acquirer business

- Agreement with GetNet launched in March 2010
- 75,000 member companies (15,000 new ones)
- 9 million transactions

Higher market share credit cards (individuals)

+14 b.p. o/ Dec.09

More transactions

Q1'10/Q1'09: +19%
Q3'10/Q3'09: +24%

Latam ex-Brazil

Focus on:
- Mexico: high-income mortgages and SMEs
- Chile: consumer and companies

Mexico: market share increase in p.p.

Var. 12 months


0.7
0.4
1.7
Payroll loan
High/medium mortgages
SMEs

Chile: market share increase in p.p.

Var. 12 months


1.9
0.5
Consumer + cards
Companies

(*) Local given name: crédito consignado (payroll loans)

Santander

Agenda Grupo Santander basic ideas 9M’10 9M’10 Results –Group –Business areas Conclusions Appendix

Grupo Santander 9M’10 Results 23
Var. / 9M’09 % excl. fx. and EUR Mill. 9M’10 Amount% perimeter** Net interest income 21,896 +2,417 +12.4 +1.2 Fees7,290 +461 +6.8 -2.7 A 1 Trading gains and other* 2,251 -814 -26.6 -20.5 Gross income 31,436 +2,065 +7.0 -2.0 Operating expenses -13,498 -1,359 +11.2 +2.1 B Net operating income 17,938 +706 +4.1 -4.9 Loan-loss provisions -7,161 +38 -0.5 -10.5 C Provision BoS regul. change -693 -693 — — Profit before tax 8,866 +70 +0.8 -7.4 Consolidated Profit 6,800 -248 -3.5 -10.1 Minority interest Attributable profit 6,080 -660 -9.8 -15.1 Brazil: absorb 5 p.p (*) Includes dividends, equity accounted income and other operating results (**) Perimeter: Sovereign (January ’09 equity accounted income), Venezuela, SCF units and BNP Argentina branches

Grupo Santander 9M’10 Results 24 SOLID BASIC REVENUES due to faster growth in volumes and spreads management EUR billion Activity* 10.0 10.0 +23% 9.5 Deposits 9.1 9.2 9.2 +18% excl. Repos 8.3 2.6 2.6 +13% 2.4 +10% 2.5 2.4 2.3 Fees and insurance 2.3 +3% +0.1% Loans activity -2% -3% 7.4 7.4 Dec’09 Mar’10 Jun’10 Sep’10 Net interest 7.1 6.6 6.8 6.9 income 6.0 Spreads 3.24 3.31 3.43 3.37 3.07 3.18 Loans Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 2.84 1.17 0.89 0.72 0.65 0.61 0.46 0.38 9M’10 / 9M’09: +0.2% Deposits (excl. perimeter and exchange rate impact) Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 (*) Year-on-year change excluding perimeter and exchange rate impact

Grupo Santander 9M’10 Results 25 Strict COST CONTROL at global level, with differentiated management by units Operating expenses*Expenses by unit EUR million(excl. perimeter and fx)Var. (%) o/ 9M’09 Santander network-0.9% 13,498 12,139 Perimeter Banesto-0.7% and fx 12.393 SCF-0.9% Portugal -1.0% United Kingdom (in £)-0.1% Brazil (in reales)+3.9% Mexico (in pesos)+1.7% 9M’09 9M’10 Chile (in pesos)+6.7% Excluding _____ Sovereign** (in US$) -11.0% perimeter and fx impact: +2.1% Group +2.1% (*) Including personnel + general expenses + amortisations (**) Like-for-like comparison: 9M’10 o/ Q3’09 + Q2’09 + February-March 2009 at a quarterly rate

Grupo Santander 9M’10 Results 26 REDUCTION OF ORDINARY PROVISIONS Specific provisions Group’s provisions* EUR million EUR million 3,5973,388 2,694 2,833 2,811 2,926 2,637 2,935 2,695 2,574 2,483 2,4172,436 2,209 2,284 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 2,242 Generic provisions EUR million Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 9M’10 / 9M’09: -10.5%**-193 -222 (excl. perimeter and fx impact)-408 -372 -444 -454 (*) Including country-risk-1,335 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Provision due to BoS’ Circular 3/2010 (**) Before provision for Bank of Spain regulation change

Grupo Santander 9M’10 Results due to the reduction in various units after their peak in 2009 Continental Europe _____ Brazil EUR million _____ Constant US$million 1,530 1,567 1,431 1,324 1,197 1,262 1,248 853 1,064 773 821 783 734 765 837 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Provision due to BoS new Circular 3/2010 UK+Sovereign _____ Latam ex-BRAZIL Constant EUR million _____ Constant US$million 626 619 420 402 414 473 404 402 361 386 353 312 338 269 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3

Grupo Santander 9M’10 Results 28 With these provisions we strengthened, once again, the Group’s ALLOWANCES in Q3’10 EUR million Spain: Generic provisions 20,490 2,907 19,911 18,497 18,898 -567* 1,387 -491 -462 12,863 12,219 14,008 13,232 Dec’09 Q1’10 Q2’10 Q3’10 Sep’10 11,770 Total funds 9,302 6,682 Specific 3,275 Spain: 1,387
Other Generic 6,027 6,181 6,727 6,679 6,679 6,482
Europe: 1,647 America: 3,448 Dec 07 Dec 08 Dec 09 Mar’10 Jun’10 Sep’10 (*) Recurring consumption: EUR 401 mill. (rest by substandard and risk reduction)

Grupo Santander 9M’10 Results 29 Revenues, expenses and provisions produced sustained growth in operating profit* at Group level EUR billion 2,941 3,038 2,837 2,579 2,535 2,584 2,114 2,345 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 9M’10 / 9M’09: +7.6%** (excluding perimeter and exchange rate impact) Provision for the application of Bank of Spain’s Circular 3/2010 (*) Basic revenues — expenses — provisions (**) Before provision for applying Bank of Spain’s Circular 3/2010

Grupo Santander 9M’10 Results 30 trend shared by over 2/3 of the operating units Continental EuropeBrazil EUR millionConstant US$million 1,655 1,7071,607 1,595 1,623 1,393 1,381 1,318 1,344 1,424 1,304 1,106 1,188 1,041 625 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Provision for applying Bank of Spain’s Circular 3/2010: Loan-loss provision of EUR 693 million UK+Sovereign _____ Latam ex-BRAZIL Constant EUR million _____ Constant US$million 748 779 793 824 671 631 691 685 491 518 578 526 390 383 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Basic revenues — expenses — provisions

Agenda 31 Grupo Santander basic ideas 9M’10 9M’10 Results – Group – Business areas Conclusions Appendix

CONTINENTAL EUROPE

Continental Europe main units 9M’10 EUR mill. and % o/ 9M’09 Networks impacted by environment, deposit capturing campaign and Bank of Spain provision. Very positive trend of Santander Consumer Finance Gross income: Net operating income: Attributable profit: 12,165 mill.; -1.7% 7,603 mill.; -4.9% 3,175 mill.; -20.1% [-8.2%] SAN 995 -35% 3,758 -7%2,211 -11% network 1,288 [-16%] 413 -31% Banesto 1,835 -6% 1,064 -9% 525 [-12%] Santander +26% 601 Consumer 3,425 +11% 2,501 +11% 619 [+30%] Finance 368 -11% Portugal 919 -4% 518 -7% GBM 728 799 -16% Other 1,488 2.228 -5% 1,029 1,309 -14% 848 [-11%] GBM _____ GBM Impact from applying BoS’ Circular 3/2010 deducted

Santander Branch Network 9M’1034 Activity _____ Results Savings: +25% Deposits evolutionNet operating income / Provisions Sep’10 / Sep’09 EUR billion EUR million Var. Q3’10 / +34% 88 87 Q3’09 Net operating 857 858 79 income 771 754 830 +50% 72 729 Provisions 652 -15.4% 65 +23% Net operating income after 753 720 693(*) 650 637 550 LLPs 501 -22.9% -3% Sep-09 De-09 Ma-10 Jn-10 Sep-10 Demand Time _____ MutualQ1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 funds (*) Recurring net operating inc. Including BoS’ new accounting rules: EUR 99 mill. Loans: -3% Net interest inc. / ATAs _____ Attributable profit Sep’10 / Sep’09 EUR million Var. Q3’10 / 3.36% 3.29% Q3’09 545 521 469 470 500 +3% 412 376(*) -19.8% -2% 9M’09 9M’10 -6% Mortgages Commercial Other Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 bills (*) Recurring profit. Including BoS’ new accounting rules: EUR 83 mill.

Banesto 9M’1035 Activity _____ Results Savings: +16%Deposits evolution* Net operating income / Provisions Sep’10 / Sep’09EUR billion _____ EUR million Var.Q3’10 / +22%Q3’09 47 47401 Net operating 378394 379 384 362 -19.4% income +40% 41317 40 Provisions 38 +6% Net operating 297 308 299 302 (*) income after 268 270 -29.1% 212 LLPs Sep-09 De-09 Ma-10 Jn-10 Sep-10 -14% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Demand _____ Time _____ Mutual (*) Recurring net operating inc. Including BoS’ new accounting rules: EUR 34 mill. funds Loans: +1% Net interest inc. / ATAs** Attributable profit Sep’10 / Sep’09 EUR million Var.Q3’10 / Q3’09 +11% 203 213 181 203 182 139 (*) -23.2% 3.01%2.93%141 +2% -1%9M’09 9M’10 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Mortgages Commercial Other bills (*) Recurring profit. Including BoS’ new accounting rules: EUR 27 mill. (*) Customer deposits excluding Repos (**) Retail Banking

Exposure to construction and real estate activities (June 2010). 36 Summary. Comparison with the sector Lower exposure than the sector and higher coverage Volume of NPLs + substandard + acquired Coverage / total exposure to construction + foreclosed + write-offs and real estate activities (%) EUR billion 180.8 80 Net op. income Share SAN + Bto in 67 2009 “problem loans” 8.6% 39 vs. 14% — 15% 34 Generic prov. in loans 12 6 15.5 Specific prov. 29 27 SAN + Bto _____ Sector _____ SAN + Bto _____ Sector Specific Share / real estate _____ coverage: 29%26% + const. loans NPLs: 40% 39% NPLs:7.9% 10.9% Substandard: 14% 14% Substandard: 11.1% 13.1% Acq. + forecl.: 31% 24% Write-offs: 100% 100% Acq.+forecl.(1): 12.7% 13.8% Specific + 41% 33% Write-offs: 0.6% 1.2%generic Total(1): 29.7% 35.5% Spec.+ gen. 80% 67%* + profit Note: Sector data as of Dec’09. Source: Bank of Spain (Financial Stability Report) (1) Over total loans + acquired and foreclosed properties (*) Own elaboration

Portugal 9M’10 37 Activity _____ Results Savings: +26% Deposits evolution _____ Net operating income / Provisions Sep’10 / Sep’09 EUR million _____ Var.Q3’10 / EUR billion Q3’09 Net operating 197 income182 192 188 175 171 +44% +35% Provisions-21.0% 20 138 18 17 +16% Net operating 185176 15 15 income after 151 156 142 145 -39.9% LLPs 94 Sep-09 De-09 Ma-10 Jn-10 Sep-10 -9% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Demand Time Mutual funds Loans: +1% Net interest inc. / ATAsAttributable profit Sep’10 / Sep’09 EUR million _____ Var.Q3’10 / Q3’09 1.74% 144 141 127 119 137 123 1.44% 108 -15.2% +2% +1% +0% Individuals SMEs + Companies9M’09 9M’10 Businesses + GBMQ1’09 Q2 Q3 Q4 Q1’10 Q2 Q3

Santander Consumer Finance 9M’1038 Activity _____ Results New loans _____ Loans: +13% (Sep’10 / Sep’09)Net operating income / Provisions Var. in euroVar. in euroEUR millionVar.Q3’10 /Q3’09 +169% 890 Net operating 766825 income744 753710 786 +16.2% +16% +9% +4% +6% Provisions +2% (*) -2% 365 +40.4% -4% Net operating 354 income after 243 249 260 254 288 -15% LLPs 2009 / Q1’10 / H1’10 / 9M’09 /US Nordic Italy Germany Spain countries _____ Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 2008 Q1’09 H1’09 9M’10 (*) Recurring net operating inc. Including BoS’ new accounting rules: EUR 339 mill. Deposits _____ Net interest inc. / ATAsAttributable profit In euro _____ EUR million In euro Var.Q3’10 / +50% 4.96%223(*) Q3’09 206 4.78% 173189 +28.9% 155 149 153 Germany campaign: € 1,900 mill. Sep’10 / Sep’09 9M’09 9M’10 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 (*) Recurring profit. Including BoS’ new accounting rules: EUR 205 mill.

UNITED KINGDOM

United Kingdom 9M’10 Profit continues to grow at double digits, strongly driven by retail banking Attributable profit: £ 1,313 mill. Net operating income (EUR 1,533 million) £ million Var. 9M’10 / 9M’09 in £ (%)791 788 768 745 735 709 Total 686 Gross _____ Global +4.9%businesses income 674 675 669 668 597 632 UK retail 572 Expenses -0.1% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Net operating +8.3% Attributable profit income £ million Net oper. 449 438 419 426 inc. net of +14.2% 372 374 372 LLPs Attributable +12.8% profit Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3

United Kingdom 9M’10 41 Activity _____ Results Mortgages _____ Loans to companies _____ Deposits* Basic revenues – Provisions £ billion £ billion £ billion £ million 166 158 151 1.017 +4% 25 140 981 24 958 +5% 6 5 922 917 913 +7% 20 849 18 +12%** Sep’09 Sep’10 Sep’09 Sep’10 Sep’09 Sep’10 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Core loans Non-core loans Net operating income / Provisions Net interest inc. / Provisions (% o/ATAs) £ million Var.Q3’10 / 1.34 Q3’09 1.26 1.26 1.321.26
1.21 Net interest 788 1.11 Net operating 745 735 791 768 +4.5% incomeincome 686 709 Difference 1.06 1.06 1.07 Provisions 0.97 0.96 0.98 0.85 624 +20.0% Net operating 601 497 570 520 505 587 Provisions _____ income after 0.26 0.24 0.300.28 0.28 0.26 0.19 LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Note.- Activity data in local criteria. (*) Including retail deposits, companies and structured products. Moreover, GBM balances and other non-core deposits of 4,600 million as of September 2010. (**) Loans to SMEs growth:+23%

BRAZIL

Brazil 9M’10 Good quarterly trend in profits, loans and risk quality. Impact from higher minority interest on year-on-year profits Attributable profit: US$2,727 mill. Net operating income (EUR 2,079 mill.)Constant US$million 2,966 Var. 9M’10 / 9M’09 in constant US$(%) 3,091 2,960 2,881 2,856 Total 2,666 2,708 Net interestGlobal +6.4% businesses income + fees 2,427 2,330 2,506 2,316 2,297 Gross income +3.2%Retail 2,030 2,033 +3.9% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Net operating +2.8% Attributable profit income US$million 1,194 Net oper. inc +14.1% 1,040 net of LLPs 965 980 991 Net profit 849 Profit before _____ Minority int. 749 +18.4% tax 999 948 885 Attributable _____ Attributable 835833 843 +8.1%profit 739 profit (*) (*) Results from continued operations: +25.8%Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3

Brazil 9M’10 44 Activity* Results Total Loans _____ Q3’10 performance _____ Basic revenues (Var. Sep’10 / Jun’10 annualised) Constant US$million +43% 4,380 4,387 4,454 +24% 4,265 4,316 +21% +18% 4,202 +15% +8% 3,948 Indivuidals Consumer Businesses Corporate + Sep’10 / Q3 annualis. finance + companies _____ GBM _____ Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Sep’09 Savings: +2% Net interest inc. / ATAs _____ Net operating income / Provisions % var. Sep’10 / Sep’09 Local currency _____ Constant US$million _____ Var.Q3’10/Q3’09 +15% 7.56% 7.59% 3,091 2,960 Net operating 2,881 2,966 -4.1% income 2,666 2,708 2,856 Provisions -2% 9M’09 9M’10 Net operating income after 1,608 1,902 +24.8% 1,470 1,446 1,524 1,529 1,558 LLPs -11% Demand _____ Time _____ M utual _____ Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 funds

LATAM ex-BRAZIL

Latin America ex-Brazil 9M’10 Faster growing activity, spreads management and lower provisions needs, fuelled sustained growth in basic net revenues Activity _____ Net interest inc. / provisions (% o/ATAs) Loans performanceNet interest income Var. year-on-year+7% 3.523.904.15 4.14 4.04 4.21 4.02 3.21 3.25 +2% 2.752.93 2.86Difference 2.17 1.80 Provisions 1.721.73 -3% 1.401.211.18 1.00 0.77 -6% Dec’09 Mar’10 Jun’10 Sep’10Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q3’10 loans (+19% annualised) Basic revenues* — provisions Var. Sep’10 / Jun’10 annualised +27% Constant US$million +22% +21% +18% +13% 1,711 1,658 1,541 1,506 1,469 1,325 1,191 -23% Mortgages Consumer Cards ex- Companies GBM _____ Cards Mexico _____ Mexico _____ Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 (*) Net interest income, fees and Insurance activity

Latin America ex-Brazil 9M’10 47 Constant US$million and % o/ 9M’09 This performance fed through to net operating income and attributable profit growth (US$1,840 million) Attributable profit 9M’10 Var. (%) Net operating income after LLPs _____ Mexico628 +22.0 Constant US$million _____ Chile644 +10.1 Net interest 1,393 1,435Argentina 283 +34.8 income1,294 1,264 1,275 1,216 1,255 Uruguay71 +26.2 ProvisionsPuerto Rico 35 -1.2 986 Net operating 873879 Colombia37-5.8 income after 821 859 767 815 LLPsOther 5-77.6 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3SUBTOTAL1,703 +16.4 Santander Private Banking136 -11.1 TOTAL excl. Venezuela1,840 +13.8 Venezuela— -100.0

Mexico 9M’10 48 Activity*Results Total Loans _____ Q3’10 performance _____ Net operating income / Provisions (Var. Sep’10 / Jun’10 annualised) Constant US$million +33%Net operating Var.Q3’10/Q3’09 639 +27%+26% +25%income 593 564 511487 -11.9% 482497 +9%Provisions Sep’10 /Q3 Net operating 363 +16.8% 304 311327 334 Sep’09 annualised _____ income after 272 258 LLPs -24% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Non-card _____ Cards _____ SMEs + Corporate + individualscompaniesGBM Savings: +15% Net interest inc. / ATAsAttributable profit Var. Sep’10 / Sep’09 Local currency _____ Constant US$million Var.Q3’10 / Q3’09 4.07% 245 3.95% 216 203 +30% 171 181181 +35.3% 164 +6% +10% 9M’09 9M’10 Demand _____ Time _____ Mutual Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 funds * Perimeter impact from minority interests: US$ 20 mill. (*) Local currency

Chile 9M’10 49 Activity*Results Total Loans _____ Q3’10 performance _____ Net operating income / Provisions (Var. Sep’10 / Jun’10 annualised) Constant US$million Var.Q3’10/Q3’09 Net operating +18%+18% income 459 459 441 436 +16%423 429 429 +1.4% +11%Provisions +9% Net operating 349 income after 290 284 330 282 315+22.9% 255 LLPs Sep’10 /Q3 Individuals _____ SMEs + Corporate + GBM Sep’09annualised _____ companies _____ Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Savings: +5% Net interest inc. / ATAs _____ Attributable profit Var. Sep’10 / Sep’09 Local currency _____ Constant US$millionVar.Q3’10 / Q3’09 254242 4.48% 208 200 217 +23%177 185 +21.2% 4.17% -0% -4%9M’09 9M’10 Demand Time _____ M utual _____ Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 funds (*) Local currency

SOVEREIGN

Sovereign 9M’10 51 Normalised profit thanks to performance of revenues, expenses and provisions Activity* Results Total Loans _____ Q3’10 performance _____ Net operating income / Provisions (Var. Sep’10 / Jun’10 annualised) US$million _____ Var.Q3’10/Q3’09 385 382 401 +68.6 +13% 274 0% Net operating 212 238 income 128 -4% -7% -9% Provisions 213 n.s. 155 207 -49% Mar’10 / Sep’10 / Net operating 17 61 Mar’09 Sep’09 Multifamily + Commercial & Other loans Run-off income after residential industrial loans -55 -25 LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Deposits (Sep’10/ Sep’09) Net interest inc. / ATAs** Attributable profit Local currencyUS$million +18.6% +6% 3.29%132 157 95 2.23% 4 -36% -10-4 -25 Retail _____ Other dep. 9M’09 9M’10 demand (CDs) Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 (*) Lending data (without securitisations) and deposits under US GAAP (**) Data on a like-for-like basis (9M’10 o/ Q3’09 + Q2’09 + February-March ’09 at a quarterly rate)

CORPORATE ACTIVITIES

Corporate Activities Higher negative contribution because of funding costs and lower trading gains Attributable profit (Difference 9M’10 vs. 9M’09) Main impacts:EUR million Net interest income-339 Gains/losses on financial transactions -628 Expenses-29 Other items and taxes -90 Total impact on profit: -1,086

SECONDARY SEGMENTS

Secondary segments*. Attributable profit to the Group Retail Banking _____ Global Wholesale Banking EUR million _____ EUR million 2,049 2,192 2,303 1,920 1,854 1,798 1,845 1.866 822 779 679 679 641 568 641 606 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Asset Management and Insurance EUR million 122 120 120 105108 18 89 8621 22 Asset 21 21 Mgmt. 8 5 104 99 98 84 81 8187 Insurance Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 (*) Greater details on these areas are included in the appendix

Agenda Grupo Santander basic ideas 9M’10 9M’10 Results – Group – Business areas Conclusions Appendix

In 2010 and amid a very complex scenario, Santander offers Diversification Solid results Boost in emerging units and in restructuring Larger loan-loss _____ Impact from Bank of Spain’s new Circular 3/2010 fully charged against profits provisions Very demanding application criteria and no use of generic provisions Group NPLs stable: 3.42% Improved credit quality _____ Group coverage: 75%; +2 p.p. better in the quarter Group generic loan-loss provisions: EUR 6,482 million Improved liquidity Increase in deposits and wholesale financing in the year: +123 bill. position De-centralised issues: both from parent bank and 7 affiliates in 2010 Comfortable position to meet Basil III requirements Capital strength High management flexibility Better strategic _____ Strengthening in core markets positioning _____ Increasing market share in target products/segments and shareholder return above that of peers

Trends in the coming quarters Activity still weak Mature markets _____ Pressure on revenues Provisions: performance differentiated by market Mercados emergentes Faster growing activity Emerging markets _____ Pressure on spreads (change of mix in assets) Lower cost of lending Uncertainty over pending issues: Regulatory _____ Liquidity environment _____ Capital

Agenda Grupo Santander basic ideas 9M’10 9M’10 Results – Group – Business areas Conclusions Appendix

Appendix Group balance sheet Principal segments results Secondary segments results Main units spreads and NPL and coverage ratios

Group balance sheet

Main trends of the Group’s balance sheet 62 Retail balance sheet, appropriate for the business nature of low risk, liquid and well capitalised Balance sheet at September 20101 EUR billion _____ Lending: 58% of balance sheet 1,236 1,236 Credit 2 Cash, Central Banks and credit Cash and credit 184 2 institutions 134 institutions: 15% institutions 3 Derivatives 117 Derivatives 104 4 Other 43 AFS Portfolio 71 3 Derivatives (with counterpart on Trading portfolio 66 the liabilities side): 8% of balance Other*955 6sheet Customer Deposits 601 4 Available for sale portfolio (AFS): 6% Loans to customers 7161 Issues and subordinatedliabilities 241 5 Trading portfolio : 5% Shareholders’ equity & fixed liabilities 100 6 Other (goodwill, fixed assets, Assets _____ Liabilities _____ accruals): 8% (*) Other assets: Goodwill EUR 24 bill., tangible and intangible assets 13 bill., other capital instruments at fair value 7 bill., accruals and other accounts 51 bill.

2 Strong balance sheet. Capital management 63 Track record in non-strategic assets reduction in new units UK. A&L non-core assets _____ Brazil. Cross-border loans Treasury _____ Non-core companies _____ Volume _____ Share / total balance Sterling billion _____ Sterling billion _____ US$billion -10.4 bill. +12% 15.0 14.3 -4.8 bill. -2.0 bill. 6.7 +5% 4.6 4.7 9.6 Dec’08 Sep’10 Dec’08 Sep’10 Dec’08 Sep’10 Dec’08 Sep’10 Sovereign. Run-off loans Volume _____ Share / total balance US$billion +13% 9.7 -5.8 bill. +5% 3.9 Jan’09 Sep’10 Jan’09 Sep’10

Principal segments results

Business areas performance. In EUR 65 Continental Europe:Brazil** Retail units € Mill. € Mill. -55% +25% 1,046 1,024 9501,030 Attributable profit* 9M’10 785 882 923691 846 628 578 603 525 In euro 436 423 Retail units Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Europe _____ Q1’09 Q2 Q3 Q4** Q1’10** Q2** Q3** Impact due to BoS’ Circular 3/2010 Brazil Continental Europe: GBM and otherSAN network _____ Latam ex-Brazil +Banesto € Mill. SCF+ 17% € Mill. Portugal +48% -38% 25% 11% 537 454 458 417 449 380 339Global 392 363 318 (***) 255 261 175 199Europe 370 9% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 17% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 18% Latam United Kingdom3% ex-Brazil Sovereign € Mill. UK Sovereign € Mill. +23% +17% 475 480 527 527 409 430 412 121 103 69 -20 -7 -2 3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 (*) Over operating areas 9M’10 attributable profit (**) Larger minority interest after Oct-09 IPO (Q4’09: 95 mill.; Q1’10: 106 mill; Q2’10: 121 mill.; Q3’10: 153 mill.; versus 9M’09 quarterly average: 9 mill) (***) Banco Venezuela Q1’09 contribution (disposal completed in Q2’09)

Business areas evolution excluding EXCHANGE RATE IMPACT 66 Continental Europe: Brazil** Retail Units Constant US$million € Mill. -55% +5% 1,046 1,024 1,030 Attributable profit* 9M’10 950 882 923 948 999 846 835 833 843 885 739 In euro 423 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Retail Units Q1’09 Q2 Q3 Q4** Q1’10** Q2** Q3** Impact due to BoS’ Circular 3/2010 Europe Brazil Continental Europe: GBM and otherSAN network Latam ex-Brazil +Banesto €Mill. SCF+ 17%Constant US$million Portugal+28% -38% 25% 11%679694 380339Global 581 558 541576 571 318 255 261 Europe (***) 175 199 525 9% 17% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 18%Latam United Kingdom3% ex-Brazil Sovereign £Mill.UK +17%SovereignUS$million +19% 449 438157 372 419 374 372 426132 95 -25 -10 -4 4 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 (*) Over operating areas 9M’10 attributable profit (**) Larger minority interest after Oct-09 IPO (constant US$ Q4’09: 147 mill.; Q1’10: 148 mill; Q2’10: 155 mill.; Q3’10: 195 mill.; versus 9M’09 quarterly average: 14 mill) (***) Banco Venezuela Q1’09 contribution (disposal completed in Q2’09)

Secondary segments results

Retail Banking Good quarterly trend due to higher revenues, cost control and stable provisions Retail Banking _____ Net operating income Var. 9M’10 / 9M’09 (%) in euroEUR million +7% Excl. fx and perimeter5,384 5,261 5,571 5,779 5,772 4,801 5,130 Gross +11.4% +1% income Expenses +10.9% +1% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Net _____ Attributable profit operating +11.8% +1% income _____ EUR million -3% Net oper. 2,303 2,049 2,192 inc. net of +15.2% +4% 1,798 1,845 1,920 1,854 LLPs 1.866 Attributable +9.8% +2% profit Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Impact due to BoS’ Circular 3/2010

Global Wholesale Banking (GBM) Solid revenues and profit generation which compared well with a record first half of 2009 in a favourable scenario of spreads and volatilities Attributable profit: EUR 2,028 million Net operating income Var. 9M’10 / 9M’09 EUR million -7% 1,165 1,113 Gross997 1,003 1,013
+1.9% 929 income762 Expenses +21.0% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Net Attributable profit operating -3.5% income _____ EUR million -11% Net oper. 822 779 inc. net of -4.1% 679 679 642 641
568 LLPs 606 Attributable -7.0% profit Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Impact due to BoS’ Circular 3/2010

Global Wholesale Banking (GBM) Recurring model focused on customers and with a low risk profile Solid revenues generation _____ based on a diversified product portfolio By customer revenues Gross income (€ mill.) Gross income (€ mill.) 1,460 1,451+2% 1,387 Total 1,2971,311 1,309 TOTAL4,147 1954,068 282 150 Trading 143176 1,116 196 Trading 514628 110 Equities -14% 719 620 1,265Investment banking +8%94 Customers 1,1541,135 1,169 1,23787 1,113 1,006 Hedging of interest / -14% 914 exchange rates 1,068 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Corporate banking* 1,680 +13% 1,891 in our core markets 9M’09 9M’10 Spain, Brazil and the UK generate around 75% of customer revenues _____ Customer revenues (*) Includes Global Transaction Banking and Credit

Asset Management and Insurance 71 High contribution to the Group via revenues and profits Total Group revenues (cross-selling) Asset Management Volumes recovering with initial impact on En 9M’10: EUR 2,965 mill. = 9% of _____ revenues of gross income from _____ Group’s _____ Managed assets (€ bill.) Revenues / expenses funds and insurance _____ revenues 131+7.8 (+9% o/ 9M’09) 119 117 +0.9 101 Attributable profit to the Group Revenues + fees paid to retail After deducting expenses and fees paid to the _____ networks _____ Expenses D’07 D’08 D’09 S’10 networks Insurance (PBT + fees) Attributable profit EUR million _____ U 9M’09 (€ ctes.) = +3% 122 Total: € 1,871 mill. 120 120 105 108 18 21 22 Brazil606 +13% 89 86 Asset 21 21 Mgmt. Spain 295 -4% 8 5 Germany 252 -11% Potential from 104 98 global management 84 87 99 Other Europe 277 +13% Insurance 81 81 +incorporations Other Latam 270+14% UK 145 -18% Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Sovereign 26 -4%

Main units spreads and NPL ratios

Continental Europe. Main units spreads (%) SAN Branch Network _____ Banesto Retail Banking 3.40 3.15 3.00 2.78 2.60 2.69 2.51 2.04 2.27 2.28 2.20 1.87 2.00 1.92 2.21 2.26 2.32 2.25 2.10 1.94 1.83 1.90 1.94 1.96 1.99 2.02 1.65 1.19 0.89 1.41 0.68 0.53 0.50 0.79 0.57 0.31 0.10 0.04 0.29 0.18 -0.35 -0.51 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Loans Deposits Total Loans Deposits Total Santander Consumer LendingPortugal Retail Banking 2.35 2.15 2.12 4.77 4.80 4.85 4.881.95 1.85 1.92 2.03 4.39 4.544.67 1.61 1.70 1.721.73 1.76 1.82 1.82 0.74 0.450.40 0.22 0.09 0.10 0.21 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Loans _____ Deposits _____ Total

Continental Europe. NPLs and coverage ratios Banco Santander* Banesto 78% 69% 63% 73% 66% 61% 61% 85% 73% 70% 64% 61% 58% 60% 2.35% 2.59% 2.82% 3.41% 3.61% 3.65% 3.79% 1.96% 2.32% 2.62% 2.97% 3.13% 3.49% 3.83% Mar’09 Jun _____ Sep _____ Dec Mar’10 Jun _____ Sep _____ Mar’09 Jun _____ Sep _____ Dec Mar’10 Jun _____ Sep NPLs _____ Coverage _____ NPLs _____ Coverage Santander Consumer _____ Portugal 97% 108% 111% 122% 89% 90% 92% 71% 68% 65% 64% 65% 69% 65% 5.14% 5.46% 5.39% 5.12% 5.23% 5.13% 4.64% 2.13% 2.27% 2.32% 2.40% 2.43% 1.87% 2.04% Mar’09 Jun Sep Dec Mar’10 Jun Sep Mar’09 Jun Sep Dec Mar’10 Jun Sep NPLs Coverage NPLs Coverage (*) Santander Branch Network NPL ratio was 4.90% and coverage 55%

Credit quality in Spain 75 Better credit quality and evolution than the sector in Spain NPLs and coverage _____ Grupo SAN vs. Sector Percentage _____ %(Aug.) Banks + 5.29 5.315.60 Coverage 5.03 NPLs _____ Savings banks 1.60 1.72 1.70 3.32 1.62 81 1.37 3.593.71 3.88 3.88 71 67 73 683.41 3.59 3.71 64 65 3.41 0.83 2.72 2.98 Grupo SAN 2.40 1.95 0.19 0.64 M ar’ Jun Sep Dec M ar’ Jun Sep M ar’ Jun Sep Dec M ar’ Jun Sep _____ Dec’07 Dec’08 Dec’09 Mar’10 Jun’10 Sep’10 09 10 0910 Net NPL entries _____ Risk premium* Base 100: Q1’09 Percentage 100 1.9 1.9 1.91.9 71 71 62 56 1.71.7 45 50 1.5 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Mar’09 Jun _____ Sep _____ Dec Mar’10 Jun _____ Sep (*) Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

Spain: risk in construction and real estate activities 76 Construction and real estate lending _____ Acquired and foreclosed portfolio in Spainproperties portfolio Acquired: situation at September 2010 Data at September 2010Gross portfolio: EUR 4.1 bill. – – Coverage: 32% Lending exposure* (€ billion): 38.6 – Net portfolio: EUR 2.8 bill. – Real estate activity 30.6 – Reductions in 9M’10: EUR 0.15 billion - of which developer (12.9) – Average loss on sales o/ acquisition price: 27% – Construction 8.0 Net portfolio evolution (€ billion) 3.8 4.1
2.9 2.8 2.7 2.8 1.1 Better credit quality than the sector by NPLs NPLs balance: EUR 4.2 bill. Jun Dec’08 Jun Dec’09 Mar’10 Jun Sep – – NPL ratio: 9.3% Foreclosed: situation at September 2010 – Gross portfolio: EUR 2.9 bill. – Specific coverage: 36% – Coverage: 28% – Net portfolio: EUR 2.1 bill. and by substandard – Net NPL entries 9M’10: = EUR 0.5 bill. (-33% o/2009) – Average loss on sales o/ gross value: 28% – Balance: EUR 4.7 bill. Share o/ lending: 10.6% Net portfolio evolution 2.1 – 1.61.7 1.8 (€ billion) – Coverage: 14% 0.6 Dec’08 Dec’09 Mar’10 Jun’10 Sep’10 (*) Report T-13 based on CNAE from Banco Santander (including wholesale Spain banking) and Banesto. Data at June 2010 intragroup consolidated. Gross balance: EUR 44.5 bill.

United Kingdom. Spreads and NPL ratios (%) Spreads Retail BankingNPLs and coverage 2.22 2.25 2.31 2.31 2.312.34 2.04 1.13 2.01 2.0856%45%(*) 1.82 1.90 48%44%40% 41%42% 1.44 1.67 0.91 0.78 1.65% 1.71% 1.87% 1.84% 1.76% 0.58 0.49 1.25% 1.54% 0.41 0.30 0.26 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Mar’09 Jun Sep Dec Mar’10 Jun Sep Loans Deposits Total NPLs Coverage (*) UPLs coverage >100%

Exchange rates. Latin America 9M’10 Appreciation of Latin American currencies against the dollar and euro AVERAGE RATES LOCAL EUR / LOCAL CCY. 9M’10 9M’09 Var. US DOLLAR 1.3113 1.3638 +4% BRAZILIAN REAL 2.3347 2.8262 +21% NEW MEXICAN PESO 16.6655 18.6104 +12% CHILEAN PESO 682.2170 779.1439 +14% AVERAGE RATES US$ / LOCAL CCY. LOCAL 9M’10 9M’09 Var. BRAZILIAN REAL 1.7804 2.0723 +16% NEW MEXICAN PESO 12.7089 13.6460 +7% CHILEAN PESO 520.2479 571.3047 +10% (*) Positive sign: currency appreciation; negative sign: currency depreciation

Spreads main countries Latin America (%) Retail Banking Brazil _____ Retail Banking Mexico 17.01 17.43 16.68 16.02 16.13 16.23 15.81 14.19 13.35 12.49 12.28 12.08 11.42 11.23 15.94 16.39 15.81 15.12 15.26 15.29 14.73 10.83 10.77 10.40 10.21 10.03 9.50 9.20 1.07 1.04 0.87 0.90 0.87 0.94 1.08 3.36 2.58 1.92 2.09 2.07 2.05 2.03 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.92 7.81 7.487.38 7.49 7.33 7.03 5.90 5.89 5.615.26 5.24 5.03 4.76 2.021.92 1.87 2.12 2.25 2.30 2.27 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Loans _____ Deposits _____ Total

Latin America. NPLs and coverage ratios Brazil _____ Mexico 107% 92%95%99% 100% 98%98% 221% 264% 268% 257% 199% 128% 122% 4.75% 5.09% 5.27% 5.04% 5.01% 4.97% 2.80% 3.04% 2.45% 3.86% 1.84% 1.86% 1.77% 2.20% Mar’09 Jun Sep Dec Mar’10 Jun Sep Mar’09 Jun Sep Dec Mar’10 Jun Sep NPLs Coverage NPLs Coverage Chile 95% 94% 94% 89% 99% 97% 94% 3.05% 3.30% 3.38% 3.20% 3.36% 3.31% 3.58% Mar’09 Jun _____ Sep _____ Dec Mar’10 Jun _____ Sep NPLs _____ Coverage

Sovereign. Spreads and NPL and coverage ratios (%) Spreads _____ NPLs and coverage 2.68 2.71 2.88 2.95 2.60 2.66 2.30 66% 67% 68% 64%67%72% 62% 1.88 1.90 1.88 1.911.941.962.04 0.94 0.99 3.98% 4.34% 4.82% 5.35% 5.14% 5.11% 4.80% 0.70 0.80 0.80 0.62 0.42 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Q3 Mar’09 Jun Sep Dec Mar’10 Jun Sep Loans Deposits Total NPLs Coverage

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 29th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President